KIRKLAND LAKE GOLD REPORTS NEW HIGH-GRADE, VISIBLE-GOLD BEARING
INTERCEPTS AT SWAN ZONE, ADDITIONAL GROWTH IN SWAN MINERAL
RESERVES EXPECTED

•	Infill drilling at Swan Zone (“Swan”) continues to intersect high-grade, visible-gold bearing mineralization

o	Key intercepts: 191 grams per tonne gold (“g/t Au”)(1) over 2.6 metres (“m”) (Estimated True Width (“ETW”) 2.2 m), 134 g/t Au(1) over 13.8 m (ETW 11.9 m) and 167 g/t Au(1) over 3.85 m (ETW 3.6 m)

•	Drill results support potential for high level of Mineral Resource conversion into Mineral Reserves

o	Current Swan Mineral Resources: 171,000 ounces @ 116 g/t (Indicated); 671,000 ounces @ 36.6 g/t (Inferred)(2)

•	New mineralized zone parallel to Swan identified over 400 m strike length and 400 m dip extent close to existing infrastructure

o	Key intercepts: 15.4 g/t Au over 2.2 m (ETW 2.1 m), 17.2 g/t Au over 1.35 m (ETW 1.3 m), 9.3 g/t Au over 2.1 m (ETW 2.0 m)

•	Lower Phoenix Gold System intersected 750 metres (“m”) down-plunge of deepest Mineral Resources, large target area identified for future drilling

o	Key intercepts: 10.7 g/t Au over 16.0 m (ETW 9.4 m) and 5.0 g/t Au over 10.3 m (ETW 8.9 m)

•	Swan exposed over three mining levels, first ore production at intersection of Swan and Eagle zones.

(1)	Visible gold drill intercept.
(2)

Mineral Resources reported exclusive of Mineral Reserves as set out in the Company’s Fosterville Technical Report dated April 2, 2018, effective December 31, 2017, prepared by Troy Fuller, MAIG and Ion Hann, FAusIMM filed on the Company’s SEDAR profile at www.sedar.com.

Toronto, Ontario – July 31, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to report continued high-grade results from drilling at the Fosterville Mine in Victoria, Australia. Underground drilling continues to target additional growth in Mineral Reserves and Mineral Resources at the high-grade Swan Zone, as well as potential new mineralized structures close to existing infrastructure and the identification of down-plunge extensions of the Lower Phoenix Gold System. The new results include 45 holes totaling 24,888 m that drilled the Lower Phoenix Gold System.

Recent drill results from 21 holes totaling 8,737 m outside of current Measured and Indicated Mineral Resources of the Swan Zone continue to return intervals of exceptionally high grade with visible gold, confirming that high-grade, visible-gold bearing quartz veins extend approximately 100 m down-plunge from current Mineral Reserves, with visible gold detected for another 110 m down-plunge. The results support the potential for high levels of Mineral Resource conversion into Mineral Reserves. Current Mineral Resources in the Swan Zone include 171,000 ounces at an average grade of 116 g/t (Indicated) and 671,000 ounces at an average grade of 36.6 g/t (Inferred). Recent mine development into Swan confirmed the high-grade tenor of the Mineral Resources, with extremely high-grades and abundant visible gold observed at the juncture of the Swan and Eagle structures.

In addition, drill results approximately 125 m footwall (east) of the Swan Zone identified a new, parallel mineralized structure, called Cygnet, which represents a significant opportunity for future Mineral Resource expansion. Results from deep underground drilling included nine holes totaling 7,901 m, which intersected the Lower Phoenix Gold System approximately 750 m down-plunge from the deepest Mineral Resources. The results highlight the considerable depth potential for future growth in Mineral Resources.

Other components of the Company’s program to significantly grow Fosterville are also advancing. A new exploration drift at Harrier South, being driven to establish underground drill platforms to test for down-plunge extensions of the Harrier South Gold System, has advanced approximately 520 metres. Drilling from the drift is on track to commence later this year. Previous drilling at Harrier South demonstrated a trend of increasing grades with visible gold in quartz-carbonate veins at depth, comparable to the well documented progression to higher grades in the Lower Phoenix Gold System at similar depths. The Company has also deployed two additional drills at Robbin’s Hill to accelerate testing of the down-plunge potential of recently-reported high-grade, visible-gold bearing quartz-carbonate veins. The Company also continues to test multiple district targets through its Large Ore Deposit Exploration, or LODE, program.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “The new drill results at Swan are encouraging and point to another solid increase in Mineral Reserves, at high-grades, when we release our December 31, 2018 Mineral Reserve and Resource estimates. We are also very encouraged by the identification of a new mineralized structure parallel to Swan, which offers the potential for additional growth in Mineral Resources with further drilling. In terms of depth extensions, the intersection of the Lower Phoenix Gold System 750 m down-plunge of our deepest Mineral Resources is a substantial step out that offers significant potential for future growth.

“We are also moving forward with other components of our exploration program. Deep underground drilling at Harrier South will commence later this year. The change in mineralization at depth at Harrier South has many similarities to the Lower Phoenix Gold System, including increased occurrence of sulfide mineralization enriched with later-stage visible-gold, quartz-stibnite vein-hosted mineralization at depth. At Robbin’s Hill, we have added two additional surface drills, bringing the total to three rigs in operation. We are following up on recently reported high-grade, visible-gold bearing intersections, as well as testing high-potential targets to the south. As well, our $10 million LODE program is continuing, with a number of former open pits and other district targets being investigated as we continue our work to find the next Fosterville Mine.

“Another important area of progress is moving Swan towards production. We have now exposed the Swan mineralization on three levels and have extracted our first Swan ore production located at the intersection of the Swan and Eagle structures. Production from this area was a key contributor to Fosterville achieving record monthly production in June of 31,710 ounces, which resulted from processing 33,296 tonnes at an average grade of 30.4 g/t Au. Ramping up production from Swan over the next two years is a key component of our plan to increase annual production at Fosterville to over 400,000 ounces by 2020.”

Extensive exploration drilling is ongoing in the Fosterville area, with a total of 12 surface and underground drills in operation at both in-mine and regional targets.

Swan Mineralized Zone Drilling Program

Results from the ongoing underground resource drilling program at the Swan Zone continue to demonstrate high-grade continuity down-plunge from current Mineral Reserves. Key intercepts are listed below, with further details provided in the commentary that follows;

Key Gold Intercepts:

o	134 g/t Au(1) over 13.8 m (ETW 11.9m), including 3,441 g/t Au(1) over 0.3m (ETW 0.3m) in hole UDH2553;
o	167 g/t Au(1) over 3.85 m (ETW 3.6m), including 1,776 g/t Au(1) over 0.35m (ETW 0.3m) in hole UDH2583;
o	191 g/t Au(1) over 2.55 m (ETW 2.2m) in hole UDH2588A;
o	39.1 g/t Au(1) over 9.0 m (ETW 7.4m), including 326 g/t Au(1) over 0.95m (ETW 0.8m) in hole UDH2554; and
o	26.1 g/t Au(1) over 7.25 m (ETW 6.1m), including 54.0 g/t Au(1) over 2.6m (ETW 2.2m) in hole UDH2586.

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.
(1) – Visible gold intercept.

Since the November 7, 2017 Kirkland Lake Gold News Release, underground diamond drilling has continued to further test the Swan Zone down-plunge from current Mineral Reserves. Reported drill results are from 21 holes (8,737 m), of which 8 contain visible gold mineralization and five intervals of greater than 100 gram-metres (i.e. gold grade x estimated true width)(Figure 2). All reported drill results are outside the December 31, 2017 Measured and Indicated Mineral Resources and highlight the continued significant Mineral Reserve growth potential of Swan, with visible-gold bearing mineralization confirmed to approximately 210 m down-plunge from current Mineral Reserves.

Cygnet Mineralized Zone Drilling Program

Exploration drilling footwall to Swan has intercepted significant sulphide mineralization on a newly-identified west southwesterly dipping structure, Cygnet. Key intercepts into the Cygnet are listed below, with further details provided in the commentary that follows;

Key Gold Intercepts:

o	15.4 g/t Au over 2.2 m (ETW 2.1m) in hole UDE172;
o	17.2 g/t Au over 1.35 m (ETW 1.3m) in hole UDE169;
o	5.5 g/t Au over 3.45 m (ETW 3.4m) in hole UDE158; and
o	9.3 g/t Au over 2.1 m (ETW 2.0m) in hole UDE147.

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.

Drill results returned to date for this structure demonstrate strike continuity of mineralization over a distance of approximately 400 m and dip continuity of mineralization over a vertical distance of approximately 400 m (Figure 3).

The Cygnet structure parallels the Swan structure and is positioned approximately 125 m footwall (east) of the Swan Zone. The north northwest striking mineralized structure transects the eastern limb of an anticline and has an interpreted displacement of approximately 50 m (Figure 4).

Drilling further down-plunge on the Lower Phoenix system on the 5550mN and 5650mN sections also demonstrates that mineralization exists approximately 700 m down-plunge of the newly-identified Cygnet Zone.

Cygnet mineralization is untested both up and down-plunge and presents a Mineral Resource growth opportunity in close proximity to planned infrastructure. Drilling will continue to target the Cygnet structure to increase the geological understanding of this attractive growth target over the remainder of 2018.

Lower Phoenix South Drilling Program

Results of the ongoing underground growth projects drilling program of the Lower Phoenix South, down-plunge from the Swan Zone, have returned significant intercepts of gold mineralization indicating that the southerly down-plunge extent of Lower Phoenix mineralization extends at least a further 750 m from existing Mineral Resources.

Key Gold Intercepts:

o	10.7 g/t Au over 16.0 m (ETW 9.4m), including 22.9 g/t Au over 2.2m (ETW 1.3m) in hole UDE175;
o	5.0 g/t Au over 10.3 m (ETW 8.9m), including 16.6 g/t Au over 1.3m (ETW 1.1m) in hole UDE174.

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.

A total of nine mineralized drill intercepts over three drill sections define a significant zone of sulphide mineralization associated with a north-northwest striking, west-southwest dipping fault. True widths of sulphide mineralization vary between 0.7 m and 9.4 m and the extent of the mineralized zone extends 300 m laterally and 300 m vertically. The identified mineralization aligns with the down-plunge projection of the Swan Zone and the Company believes there is high potential for connectivity of mineralization between the two zones (Figure 1 and 2). Drilling for the remainder of 2018 is planned to infill drill the gap between this newly- identified Lower Phoenix South mineralization and the Swan Zone. This drilling can be undertaken from the Harrier Exploration Drill Drift link development, which has now advanced from south the north to approximately 6250mN, providing a suitable platform to undertake this drilling.

Swan Zone Underground Development

The Swan Zone has now been accessed on the 4160, 4140 and 4120 m levels with the first stoping ore extracted at the intersection of the Swan and Eagle structures in June 2018 (Figure 5) contributing to the record monthly production of 31,710 ounces of gold produced (Kirkland Lake Gold News Release, July 10, 2018). High-grade material containing abundant visible-gold has been particularly prevalent at the intersection zones between the Swan and the Eagle structures. The average widths of high-grade mineralization in these intersection zones have exceeded expectations. In Figure 6 of this News Release, a laser scan image along the P4140SFW looking towards the northeast illustrates the Swan Fault and the extent and grade tenor of high-grade hangingwall mineralization.

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Underground Sampling Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Topcon HiPer SR GPS instrument and down-hole deviations are measured by electronic multi-shot cameras.

Sampling consisted of diamond drill core that was half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

Underground face/wall chip sampling is conducted to gain representative gold grades of underground mining faces. Sample lines are approximately 1.5 m from the floor with sample lengths varying from 0.1 to 1.5m, as determined by major structures, secondary structures, changing rock types and strength of visible mineralization. Individual rock fragments in samples are no larger than a clenched fist. Samples are collected in calico bags and weigh between 1 to 3 kilograms.

All drilling and underground chip samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise. For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2017 and March 31, 2018 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail:tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:	Drill Assay Intercepts for Diamond Drilling for the Swan and Lower Phoenix Mineralized System, Fosterville Gold Mine

(The results are an update to the December 31, 2017 Technical Report on the Mineral Resources and Mineral Reserves of The Fosterville Gold Mine, dated April 2, 2018, and available on sedar.com)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Zone
Swan Mineralized Zone
SPD567B	1,250.0	1,254.0	4.0	4.1	3.4	Swan
UDE169	390.0	393.35	3.35	0.7	2.7	Swan
UDE170(1)	393.6	398.0	4.4	7.0	4.0	Swan
UDE170A	394.0	398.2	4.2	2.0	3.8	Swan
UDE177	415.75	422.0	6.25	4.5	4.9	Swan
UDH2255	296.0	297.1	1.1	7.6	0.9	Swan
UDH2307	281.1	282.65	1.55	7.5	1.3	Swan
UDH2308(1)	279.1	283.5	4.4	12.8	3.6	Swan
Including	281.5	282.2	0.7	62.5	0.6	Swan
UDH2374	264.85	266.1	1.25	7.0	1.2	Swan
UDH2376	267.4	270.45	3.05	6.5	2.8	Swan
UDH2482	378.3	379.9	1.6	9.6	1.4	Swan
UDH2499(1)	371.2	375.2	4.0	4.3	3.5	Swan
UDH2544	312.9	315.4	2.5	12.7	1.9	Swan
UDH2546	293.4	307.65	14.25	5.6	12.1	Swan
Including	293.4	295.55	2.15	14.6	1.8	Swan
UDH2549	296.1	302.4	6.3	11.9	5.1	Swan
Including	300.8	302.4	1.6	38.4	1.3	Swan
UDH2553(1)	273.0	286.8	13.8	134	11.9	Swan
Including(1)	273.65	273.95	0.3	3,441	0.26	Swan
And(1)	275.6	276.35	0.75	115	0.65	Swan
And(1)	285.8	286.3	0.5	1,242	0.43	Swan
UDH2554(1)	277.8	286.8	9.0	39.1	7.4	Swan
Including(1)	277.8	278.75	0.95	326	0.8	Swan
UDH2583(1)	292.5	296.35	3.85	167	3.6	Swan
Including(1)	296.0	296.35	0.35	1,776	0.3	Swan
UDH2586(1)	317.0	324.25	7.25	26.1	6.1	Swan
Including(1)	317.5	320.1	2.6	54.0	2.2	Swan
UDH2588A(1)	290.5	293.05	2.55	191	2.2	Swan
UDH2589	277.5	283.95	6.45	9.1	5.5	Swan
Including	277.9	279.7	1.8	22.3	1.5	Swan
Lower Phoenix South Mineralized Zone
UDE116A	1,021.7	1,026.8	5.1	2.6	4.5	Lower Phoenix South
UDE117	1,058.35	1,060.15	1.8	6.3	1.8	Lower Phoenix South
UDE174	852.8	863.1	10.3	5.0	8.9	Lower Phoenix South
Including	861.0	862.3	1.3	16.6	1.1	Lower Phoenix South

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Zone
UDE174A	906.9	907.8	0.9	9.2	0.75	Lower Phoenix South
UDE175	992.0	1,008.0	16.0	10.7	9.4	Lower Phoenix South
Including	1004.3	1006.5	2.2	22.9	1.3	Lower Phoenix South

UDE176	771.8	774.1	2.3	4.6	2.0	Lower Phoenix South
UDE176A	825.0	826.3	1.3	2.2	0.9	Lower Phoenix South
UDE176B	824.5	825.45	0.95	9.9	0.7	Lower Phoenix South
UDE181	871.1	875.2	4.1	6.1	3.5	Lower Phoenix South
Cygnet Mineralized Zone
SPD514G	1,191.6	1,193.8	2.2	3.3	1.8	Cygnet
UDE137	394.4	395.2	0.8	2.8	0.75	Cygnet
UDE138	431.85	432.5	0.65	6.1	0.6	Cygnet
UDE139	548.95	549.35	0.4	4.5	0.3	Cygnet
UDE145	372.5	372.9	0.4	9.9	0.35	Cygnet
UDE147	455.2	457.3	2.1	9.3	2.0	Cygnet
UDE155	460.1	463.9	3.8	3.8	3.8	Cygnet
UDE156	478.7	479.2	0.5	5.8	0.45	Cygnet
UDE157	No Significant Intercept					Cygnet
UDE158	514.45	517.9	3.45	5.5	3.4	Cygnet
UDE159	555.25	555.6	0.35	2.8	0.3	Cygnet
UDE160	615.65	616.0	0.35	13.1	0.3	Cygnet
UDE169	501.3	502.65	1.35	17.2	1.3	Cygnet
UDE170	No Significant Intercept					Cygnet
UDE171	568.7	571.0	2.3	7.3	2.1	Cygnet
UDE172	577.8	580.0	2.2	15.4	2.1	Cygnet
UDE177	516.4	518.4	2	5.5	1.7	Cygnet
UDH2258	374.3	378.7	4.4	2.9	4.05	Cygnet
Lower Phoenix South Footwall (“FW”) Mineralization
UDE174	1,002.7	1,004.0	1.3	5.0	1.2	Lower Phoenix South FW
UDE174A	1,056.9	1,058.05	1.15	3.9	1.0	Lower Phoenix South FW
UDE175	1,153.9	1,155.4	1.5	3.8	1.3	Lower Phoenix South FW
UDE176	No Significant Intercept					Lower Phoenix South FW
UDE176A	978.7	979.7	1.0	6.3	0.8	Lower Phoenix South FW
UDE181	1,046.1	1,047.4	1.3	3.6	1.1	Lower Phoenix South FW

Notes:

(1) - Visible gold observed in drill intercept.

Drill intercepts containing visible gold or greater than 30 Gram-Metres (gold grade x estimated true width) are shown in bold text.

Cygnet drill intercepts containing between 15 and 30 Gram-Metres are shown in italicized bold text.

Table 2:	Surface and Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Depth (m)	Metres Drilled
Surface Diamond Holes
SPD514G	6,501	1,379	5,166	87.3	-76.9	1,212.5	635.8
SPD567B	6,050	1,397	5,170	91.5	-72.3	1,281.5	623.5
Underground Diamond Holes
UDE116A	5,458	1,274	4,467	85.1	-74.1	1,083.7	823.7
UDE117	5,458	1,274	4,467	88.1	-82.9	1,206.0	1,206.0
UDE137	6,359	1,407	4,192	97.8	-43.5	503.9	503.9
UDE138	6,363	1,394	4,192	96.1	-59.6	605.6	605.6
UDE139	6,363	1,394	4,192	92.4	-75.7	677.4	677.4
UDE145	6,359	1,408	4,193	95.0	-27.1	430.0	430.0
UDE147	6,363	1,394	4,192	93.4	-65.5	590.7	590.7
UDE155	6,232	1,340	4,195	92.9	-22.5	501.0	501.0
UDE156	6,232	1,340	4,194	92.7	-33.2	545.8	545.8
UDE157	6,232	1,340	4,194	91.4	-47.0	635.9	635.9
UDE158	6,232	1,339	4,194	91.1	-58.2	665.8	665.8
UDE159	6,232	1,339	4,194	90.7	-68.1	698.8	698.8
UDE160	6,232	1,339	4,194	86.0	-75.3	734.9	734.9
UDE169	6,231	1,340	4,194	106.0	-43.4	670.7	670.7
UDE170	6,232	1,339	4,194	108.7	-48.2	701.6	701.6
UDE170A	6,232	1,339	4,194	101.0	-43.7	420.1	53.0
UDE171	6,231	1,339	4,194	108.2	-56.1	650.8	650.8
UDE172	6,232	1,339	4,194	107.9	-64.6	714.1	714.1
UDE174	5,552	1,444	4,448	88.2	-80.8	1,021.0	1,021.0
UDE174A	5,552	1,444	4,448	83.6	-77.9	1,067.9	726.2
UDE175	5,553	1,446	4,447	90.4	-84.8	1,169.4	1,169.4
UDE176	5,681	1,403	4,428	93.9	-76.2	1,017.1	1,017.1
UDE176A	5,681	1,403	4,428	91.6	-75.7	1,056.1	744.1
UDE176B	5,681	1,403	4,428	86.6	-65.3	831.0	41.0
UDE177	6,231	1,340	4,194	109.9	-34.2	629.7	629.7
UDE181	5,681	1,403	4,428	92.8	-79.7	1,152.0	1,152.0
UDH2255	6,365	1,391	4,192	107.1	-67.6	338.9	338.9
UDH2258	6,360	1,408	4,192	60.7	-26.0	456.0	456.0
UDH2307	6,357	1,407	4,193	102.0	-36.0	317.2	317.2
UDH2308	6,362	1,408	4,193	103.6	-39.1	314.9	314.9
UDH2374	6,365	1,392	4,192	70.3	-63.1	272.8	272.8
UDH2376	6,365	1,392	4,192	71.3	-66.8	281.8	281.8
UDH2482	6,234	1,339	4,194	99.6	-27.0	428.9	428.9
UDH2499	6,234	1,339	4,194	102.1	-55.1	410.0	410.0

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Depth (m)	Metres Drilled
UDH2544	6,357	1,406	4,193	116.8	-41.3	324.0	324.0
UDH2546	6,357	1,407	4,193	112.0	-39.1	327.0	327.0
UDH2549	6,357	1,406	4,193	111.8	-46.1	317.0	317.0
UDH2553	6,357	1,407	4,192	106.1	-50.6	309.0	309.0
UDH2554	6,358	1,406	4,193	105.9	-53.2	309.0	309.0
UDH2583	6,366	1,382	4,192	96.3	-60.3	338.8	338.8
UDH2586	6,366	1,382	4,192	118.4	-59.8	362.8	362.8
UDH2588 A	6,356	1,406	4,193	110.6	-42.3	315.0	315.0
UDH2589	6,356	1,406	4,193	101.9	-43.3	295.0	295.0

Notes: Collar locations are in Fosterville Mine Grid coordinate system.

Figure 1. Longitudinal Projection of Fosterville Gold Mine

South
View looking to West
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
3,000 mRL
HARRIER DECLINE
CENTRAL DECLINE
PHOENIX DECLINE
Lower Phoenix
Harrier
Swan
Eagle
See Figure 5
See Figure 2
See Figure 3
5,000 mN
6,000 mN
7,000 mN
8,000 mN
1,000
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Open Pits
Mined Development
Mined Stopes
Reserve Stopes
Planned Development
Location of I-Site Laser Scan Image
See Figure 6
Mineralized Envelopes
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3g/t Au
1.5 g/t Au
(Mineral Resources and Reserves as at December 31, 2017)
(Mining as at June 30, 2018)
KL
KIRKLAND LAKE GOLD
Longitudinal Projection of Fosterville Gold Mine
July 2018

Figure 2. Longitudinal Projection of Swan and Lower Phoenix South Mineralization

South
North
View looking to the West
Potential area of
Inferred to Indicated Mineral Resource conversion
by December 31, 2018
UDH2588A
191 (2.2)
UDH2546
5.6 (12.1)
Incl. 14.6 (1.8)
UDH2308
12.8 (3.6)
Incl. 62.5 (0.6)
See Figure 5
UDH2307
UDH2482
PHOENIX DECLINE
4,000 mRL
UDE177
UDH2544
SPD567B
UDE169
UDE170A
UDH2589
9.1 (5.5)
Incl. 22.3 (1.5)
UDH2374
UDH2376
UDE170
7.0 (4.0)
UDH2255
UDH2553
134 (11.9)
Incl. 3,441 (0.3)
And 1,242 (0.4)
750 m
UDE174
5.0 (8.9)
Incl. 16.6 (1.1)
UDH2499
4.3 (3.5)
UDH2549
11.9 (5.1)
Incl. 38.4 (1.3)
UDH2554
39.1 (7.4)
Incl. 326 (0.8)
UDE176
UDE176B
UDE176A
UDH2586
26.1 (6.1)
Incl. 54.0 (2.2)
UDH2583
167 (3.6)
Incl. 1,776 (0.3)
UDE116A
UDE174A
UDE181
6.1 (3.5)
UDE117
3,500 mRL
UDE175
10.7 (9.4)
Incl. 22.9 (1.3)
0
250
metres
5,500 mN
6,000 mN
6,500 mN
Fosterville Mine Grid
LEGEND
MINING
Mined Swan-Eagle Stopes
Mined Development
Swan Reserve
Planned Development
(Mineral Resources and Reserves as at December 31, 2017
(Mining as at June 30, 2018)
RESOURCE GRADE SHELLS
Indicated
>3 g/t Au
1.5 g/t Au
Inferred
> 3 g/t Au
1.5 g/t Au
MINERALIZATION
Swan
Lower Phoenix South
Target Trend
DRILL INTERCEPTS
(Colored by Gram-Metre*)
> 100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for > 30 Gram-Metre* or Visible Gold)
Visible Gold Highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
Location of I-Site Laser Scan Image
See Figure 6
KL
KIRKLAND LAKE GOLD

July 2018

Figure 3. Longitudinal Projection of Cygnet and Lower Phoenix South Footwall Mineralization

South
North
View looking to the West
PHOENIX DECLINE
4,000 mRL
3,500 mRL
UDE145
UDE155
UDE156
UDE137
UDE177
UDH2258
SPD514G
UDE157
UDE138
UDE170
UDE159
UDE139
UDE160
UDE169
17.2 (1.3)
UDE158
5.5 (3.4)
UDE147
9.3 (2.0)
UDE171
7.3 (2.1)
UDE172
15.4 (2.1)
UDE176
UDE174
UDE176A
UDE174A
UDE181
UDE175
5,500 mN
6,000 mN
6,500 mN
7,000 mN
0
200
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Development
Planned Development
(Mining as at June 30, 2018)
MINERALIZATION
Cygnet
Lower Phoenix South Footwall
Target Trend
DRILL INTERCEPTS
(Colored By Gram-Metre*)
> 100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True width (m))
(Shown for >15 Gram-Metre* or Visible Gold)
Visible Gold Highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Cygnet and Lower Phoenix South Footwall Mineralization, Fosterville Gold Mine July 2018

Figure 4. Phoenix Gold System – Schematic Cross Section 6250mN

West
East
View looking North
4,400 mRL
4,200 mRL
4,000 mRL
3,800 mRL
Tielen
Fosterville (Kestrel)
Thunderbird (Pegasus)
Allwood
Benu
Pelican
Pegasus East
Allwood East
Benu East
Phoenix Base
Kestrel
Pegasus
EAGLE
SWAN
CYGNET
0
100
metres
1,400 mE
1,600 mE
1,800 mE
Fosterville Mine Grid
KEY
Fault
Bedding Parallel Fault
Interpreted Fault Zone
Bedding Form Lines
Anticline
Syncline
Kestrel Black Shale
Benu Shale
KIRKLAND LAKE GOLD
FOSTERVILLE GOLD MINE
Phoenix Gold System
Schematic Cross Section 6250mN
MINERALIZATION
Visible Gold
Sulfide Hosted Gold
Phoenix Mineralized System
July 2018

Figure 5. Longitudinal Projection of Swan Mining

South
North
6,500 mN
6,550 mN
6,600 mN
6,650 mN
View looking to West
P4160
P4140
P4120
4,150 mRL
4,100 mRL
See Figure 6
SWAN
0
25
metres
Fosterville Mine Grid
MINING LEGEND
Mined Swan Development
Mined Development
Mined Swan and Eagle Stope
(Mining as at June 30, 2018)
Swan Reserve Stopes
Planned Development
KIRKLAND LAKE GOLD
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
(Mineral Resources and Reserves as at December 31, 2017)

Longitudinal Projection of Swan Mining, Fosterville Gold Mine

July 2018

Figure 6. Swan Underground Exposure on 4140mRL